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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 SCHEDULE 14D-9
                               (AMENDMENT NO. 6)

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               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

                         QUICKTURN DESIGN SYSTEMS, INC.
                           (Name of Subject Company)

                         QUICKTURN DESIGN SYSTEMS, INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
           (including the associated preferred stock purchase rights)
                         (Title of Class of Securities)

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                                   74838E102
                     (CUSIP Number of Class of Securities)

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                                 KEITH R. LOBO
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         QUICKTURN DESIGN SYSTEMS, INC.
                               55 W. TRIMBLE ROAD
                           SAN JOSE, CALIFORNIA 95131
                                 (408) 914-6000
      (Name, address and telephone number of person authorized to receive notice and communications on behalf of person(s) filing statement)

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                                    COPY TO:

                             LARRY W. SONSINI, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                        PALO ALTO, CALIFORNIA 94304-1050
                                 (650) 493-9300

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                                 INTRODUCTION

  The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on August 24, 1998, by Quickturn Design Systems, Inc., a Delaware corporation (the "Company" or "Quickturn"), relates to an offer by MGZ Corp., a Delaware corporation ("MGZ") and a wholly owned subsidiary of Mentor Graphics Corporation, an Oregon corporation ("Mentor"), to purchase all of the outstanding shares of the common stock, par value $.001 per share (including the associated preferred stock purchase rights), of the Company. All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

  The response to Item 8 is hereby amended by adding the following to the end of the last paragraph of the section entitled "Litigation Concerning the Offer":

    On September 11, 1998, Quickturn filed its Answer to First Amended Complaint and Counterclaims for Injunctive and Other Relief for Violation of Federal Securities Laws (the "Answer to First Amended Complaint") in the United States District Court for the District of Delaware, denying all material allegations of Mentor's First Amended Complaint. The Answer to First Amended Complaint is filled as Exhibit 25 hereto and is incorporated herein by reference.

    On September 11, 1998, Mentor and MGZ filed a Motion for Leave to File Second Verified Complaint in the Court of Chancery of the State of Delaware.

    On September 14, 1998, Quickturn filed a motion for a Temporary Restraining Order (the "TRO") with the United States District Court for the District of Delaware seeking (i) to enjoin Mentor from distributing any proxy materials purporting to call a special meeting of Quickturn stockholders on October 29, 1998, (ii) to require Mentor to correct misstatements in its proxy materials, press releases and other statements to Quickturn Stockholders and to enjoin Mentor from further claiming that a Quickturn stockholders meeting will be held on October 29, 1998, (iii) to enjoin Mentor from all proxy solicitation activities until 15 days after amended proxy materials are filed with the SEC and Mentor has issued a press release which corrects its earlier misstatements, and (iv) to enjoin Mentor from making any further material misstatements of fact or omissions of material facts in any communications with Quickturn's stockholders. The TRO is filed as Exhibit 26 hereto and is incorporated herein by reference. A hearing on Quickturn's Motion for a Temporary Restraining Order was held on September 16, 1998. Quickturn's Motion was denied, and its Motion for Preliminary Injunction is scheduled to be heard on October 6, 1998.

    On September 14, 1998, Quickturn filed Amended and Supplemental Counterclaims (the "Counterclaims"), alleging that Mentor made false and misleading statements regarding the calling of a Special Meeting of the stockholders of Quickturn. In addition to Mentor and MGZ Corp., Walder C. Rhines, Gregory K. Hinckley, Dean M. Freed, Gideon Argov, Scott H. Bice, Harry L. DeMorest, C. Scott Gibson and Michael J.K. Savage are named as counterdefendants. The Counterclaims are filed as Exhibit 27 hereto and are incorporated herein by reference.

    On September 15, 1998, Quickturn filed its Answer to Verified Amended Complaint for Declatory and Injunctive Relief in the Court of Chancery in the State of Delaware denying all material allegations of the Amended Verified Complaint, a copy of which is filed as Exhibit 28 hereto and is incorporated herein by reference.

  The response to Item 8 is hereby amended further by adding the following to the end of the section entitled "Proxy Solicitation":

    On September 17, 1998, the Company filed preliminary proxy revocation materials with the SEC in connection with the Board of Directors' solicitation of proxy revocations in opposition to the solicitation by

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  Mentor and MGZ of proxies to be used at a special meeting of stockholders of the Company and any adjournments and postponements thereof pursuant to a proxy statement of Mentor dated September 11, 1998, as supplemented. A copy of such preliminary proxy revocation materials is filed as Exhibit 29 hereto and is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

  The response to Item 9 is hereby amended by the addition of the following new exhibits:

   Exhibit 25 Answer to First Amended Complaint and Counterclaims for
               Injunctive and Other Relief for Violation of Federal Securities
               Laws
   Exhibit 26 Motion for a Temporary Restraining Order
   Exhibit 27 Amended and Supplemental Counterclaims
   Exhibit 28 Answer to Verified Amended Complaint for Declatory and Injunctive
               Relief
   Exhibit 29 Preliminary Proxy Revocation Materials

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                                   SIGNATURE

  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

 Dated: September 17, 1998                   QUICKTURN DESIGN SYSTEMS, INC.

                                          By:/s/ Keith R. Lobo
                                             ----------------------------------
                                             Keith R. Lobo
                                             President and Chief Executive
                                              Officer

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